Emerald Dairy Makes Offer for Exercise of up to $5.0 Million of Warrants at Reduced Prices

RESTON, Va., June 19, 2009 — (Xinhua–PR Newswire) — Emerald Dairy Inc., a Nevada corporation (the “Company”) (OTCBB: EMDY), announced today that it has made an offer to existing warrant holders that acquired their warrants in connection with Company’s October 2007 private offerings, to exercise their warrants on amended terms. The offer to exercise the warrants at reduced exercise prices is scheduled to expire on July 23, 2009.  The Company will accept up to an aggregate of $5.0 million of warrants at reduced exercise prices in connection with the offer.  The Company expects to apply the proceeds from the exercise of warrants toward the cost of constructing and equipping its new production facility in Hailun City, Heilongjiang Province, PRC.

Amended terms, include the following:

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With respect to the 373,344 warrants having an exercise price of $0.94 per share, a holder accepting the offer may exercise some or all of the warrants at $0.75 per share of Common Stock (a 20% discount);

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With respect to the 1,333,333 warrants having an exercise price of $1.50 per share, a holder accepting the offer may exercise some or all of the warrants at $1.20 per share of Common Stock (a 20% discount);

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With respect to the 235,583 warrants having an exercise price of $1.63 per share, a holder accepting the offer may exercise some or all of the warrants at $1.30 per share of Common Stock (a 20% discount);

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With respect to the 955,190 warrants having an exercise price of $2.04 per share, a holder accepting the offer may exercise some or all of the warrants at $1.63 per share of Common Stock (a 20% discount); and

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With respect to the 4,732,036 warrants having an exercise price of $3.26 per share, a holder accepting the offer may exercise some or all of the warrants at $1.63 per share of Common Stock (a 50% discount).

Warrant holders with questions or concerns regarding the option to exercise warrants should contact the exchange agent for the offer, Computershare Inc., at 800-546-5141.

About Emerald Dairy Inc.:

Through its wholly-owned operating subsidiaries, Emerald Dairy Inc. is a producer and distributor of infant and children’s formula, milk powder and soybean products in the People’s Republic of China. The Company’s products are sold under two brand names — “Xing An Ling” and “Yi Bai.”

Certain statements in this release and other written or oral statements made by or on behalf of the Company are “forward looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. The forward looking statements are subject to a number of risks and uncertainties including market acceptance of the Company’s services and projects and the Company’s continued access to capital and other risks and uncertainties. The actual results the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These statements are based on our current expectations and speak only as of the date of such statements.

Contact
In the U.S.:

Stanley Wunderlich, CEO
Consulting for Strategic Growth 1
Tel: 1-800-625-2236
Fax: 1-646-205-7771
Email: swunderlich@cfsg1.com